

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2010

Jeffrey Beunier
Chief Financial Officer
Recovery Energy, Inc.
1515 Wynkoop St., Suite 200
Denver, CO 80202

> **Re:  Recovery Energy, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 26, 2010**
> **File No. 333-169070**

Dear Mr. Beunier:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. Further, please provide updated disclosure with each amendment. This will minimize the need for us to repeat similar comments.

2. As you are engaged in oil and gas producing activities as defined under Rule 4-10(a)(16) of Regulation S-X, provide the disclosure required by Subpart 222.1200 of Regulation S-K. If you feel that any of these items do not apply to you, please explain to us why you believe that to be the case. In this regard, we note your disclosure on pages F-53 and F-54.

Forward-Looking Statements, page 1

3.      You state that you make "forward-looking statements" in reliance on the safe harbor
        which the PSLRA of 1995 provides.  However, because you appear to be an issuer of
        penny stock, as defined by Exchange Act Rule 3a51-1, the safe harbor you cite applies to
        none of the statements to which you refer.  To the extent that you retain this section,
        please revise it to eliminate any suggestion to the contrary.  See Securities Act Section
        27A(b)(1)(C).

Risk Factors

We will require additional capital, page 3

4.      You indicate that you "have sufficient liquidity and capital resources to continue our
        current operations."  Enhance the related disclosure at page 18 by discussing the business
        outlook with greater specificity.  For example, if you believe that you have sufficient
        liquidity and capital resources for at least the next twelve months, make that clear.

5.      Eliminate from the Risk Factors section all text, such as the liquidity assertion cited in
        comment 4, which mitigates the risk being presented.  Other examples include references
        to business practices which are "customary" or which relate to the level of insurance
        coverage, such as appears at pages 7 and 8, as well as some clauses which begin with or
        precede words like "While" or "However."  Similarly, rather than indicating that there is
        no assurance of a particular outcome, describe the risk in plain and direct terms.

We will incur increased costs, page 10

6.      Eliminate generic risks that could apply, for example, to all newly public companies.

Unaudited Pro Forma Condensed Financial Statements, page 12

Pro Forma Condensed Statements of Operations, pages 13 and 14

7.      Please correct the summations for all rows and columns in your pro forma statements of
        operations.

Notes to the Unaudited Pro Forma Statements of Operations, page 15

Note 1 – Adjustments to Pro Forma Statements of Operations, page 15

8.      We note your disclosure under f. indicating that your pro forma statements of operations
        include adjustments to weighted average shares outstanding for common stock issued to
        Edward Mike Davis, LLC in the Albin Field and State Line acquisitions.  Please explain
        why the common shares issued to Hexagon Investments LLC in connection with the

financing of your 2010 property acquisitions were not included in your pro forma adjustments to weighted average shares.

9.      Please expand your disclosures under c. and g. to explain why you added then reversed certain overriding royalty interest expenses from your pro forma results, and why the expense reflected in your pro forma results for the year ended December 31, 2009 impacts the adjustments to your pro forma results for the six months ended June 30, 2010.

## Management's Discussion and Analysis

## Overview, page 16

10.     You state that you "target low to medium risk projects." Please reconcile that assertion with the risk factor disclosure at page 4 which includes the caption "… we may also grow our business through the acquisition and development of exploratory oil and gas prospects, which is the riskiest method of establishing oil and gas reserves."

## Oil and Natural Gas Properties – Full Cost Method of Accounting, page 19

11.     We note your policy disclosures regarding the full cost ceiling test indicating that your capitalized costs are limited to the estimated "undiscounted" value of future net revenues from proved oil and gas reserves. Please tell us why you do not apply a discount factor to your calculation of the capitalized cost limitation and explain how your calculation complies with Rule 4-10(c)(4) of Regulation S-X.

## Business

## Recent Developments and Related Transactions, page 21

12.     A number of these transactions are with related parties. Provide all the disclosure Item 404 of Regulation S-K requires. For example, we note your statement that "each transaction was approved by the board of directors." However, Item 404(b) requires further disclosure regarding the policies and procedures used in the review, approval, or ratification of any transaction under Item 404(a).

13.     Describe the terms of each of the material agreements in necessary detail. For example, with regard to the Wilke Field, you refer at page 21 to "the $2,200,000 cash portion of the purchase price," without specifying the total purchase price. At page 22, you do not specify what type of consideration comprised the $4,500,000 purchase price, and you do not explain how any non-cash component(s) were valued for that purpose.

14.     Please provide updated disclosure regarding the June 30, 2010, payment from Matthew Jennings / Resource Energy, Inc. once it becomes available.

Management, page 27

15.     Provide sketches which include no gaps or ambiguities with regard to time or positions
        held during the past five years.  Include the month and year that positions began and
        ended in the sketches for Messrs. Parker and Miller.  In Mr. Parker's sketch, specify
        when during the five year period he served in each of the listed "various capacities," and
        revise Mr. Buenier's sketch to identify the "national restructuring firm" referenced.
        Revise or explain to us why the footnote at page 28 suggests that Mr. Beunier began his
        service as CEO at an earlier date than is stated in his sketch.

16.     At page 29, you indicate that Mr. Beunier's employment agreement only requires him to
        devote ten hours per week to your business.  Provide new risk factor disclosure in that
        regard, or explain to us why you do not believe such disclosure is appropriate.  We also
        note your discussion under the risk factor captioned "The loss of one of our officers could
        adversely affect us" at page 4.

Security Ownership of Certain Beneficial Owners and Management, page 31

17.     Provide new disclosure to identify the natural persons with voting or investment control
        over the shares held by Edward Mike Davis, L.L.C. and by Westmoore Management,
        LLC.

Selling Stockholders, page 33

18.     Revise to identify the natural persons who have voting or investment control over the
        shares held by the entities listed in the selling shareholder table.

19.     Please reconcile the share ownership totals you provide for Capital Asset Lending and
        Westmoore Management, LLC in this section as compared with what you provide at page
        32 in that regard.

20.     Indicate the nature of any position, office, or other material relationship which any of the
        selling stockholders has had with you, or any of your predecessors or affiliates, within the
        past three years.  Provide disclosure for each stockholder where applicable.

Audited Financial Statements for the Year Ended December 31, 2009

Note 3 – Merger Transactions, page F-12

21.     We note your disclosures pertaining to your September 2009 reverse merger transaction
        with Coronado Resources, LLC (Coronado) in which Coronado was deemed the
        accounting acquirer.  Please expand your disclosures to address the following points:

        •       Explain how you determined that Coronado was the accounting acquirer.
                Disclose the total number of new shares that you issued in the reverse merger, the

parties that acquired those shares, and Coronado shareholders' ownership percentage of your company after the reverse merger.

- We note your disclosure indicating that Recovery issued a total of 2,185,000 common shares as a result of the reverse merger while your statements of shareholders' equity on page F-5 indicate that 9,199,000 shares were issued. Please reconcile this difference. Additionally, explain why your per share prices were different and how you determined the $1.55 versus $3.50 per share prices for the 9,199,000 shares issued.

- We note your disclosure indicating that Recovery's controlling shareholders acquired 5,000,000 shares held by the previous officers of Universal Holdings, Inc. Explain how this transaction affected your reverse merger with Coronado.

- We note your disclosure indicating that you accounted for the acquisition of assets and liabilities of Recovery Energy, Inc. based on their fair values of $33,746, and recognized a "non-cash reorganization and merger expense" of $17.5 million. Please explain what you received in exchange for this $17.5 million and why you expensed it.

Note 4 – Attempted Property Acquisitions and Commitments, page F-13

22. We note your disclosures related to your initial attempted purchase of the Wilke Field in December 2009 for $2.2 million and 1,450,000 shares of your common stock. We understand that you did not make the required $2.2 million payment to complete the acquisition on December 18, 2009, resulting in the seller retaining the 1,450,000 shares. Further, we note that you retained an option to reacquire the Wilke Field property through January 15, 2010 and exercised this option on January 1, 2010. Please address the following points related to these transactions:

- Describe the changes in events or circumstances that occurred to enable your successful reacquisition of the Wilke Field property on January 1, 2010.

- We note that in 2009 you expensed $5.1 million, representing the fair value of the 1,450,000 shares issued, related to the failed attempt to acquire the Wilke Field property. Tell us why you believe this cost is not associated with and should be capitalized as part of your subsequent acquisition of the Wilke Field property in January 2010.

Unaudited Consolidated Financial Statements for the Six Months Ended June 30, 2010

Note 7 – Acquisitions, page F-32

23. We note your disclosures indicating that you completed the acquisitions of the Wilke Field, Albin Field and State Line Field oil and gas properties from Edward Mike Davis

LLC (Davis) in January, March and April 2010, respectively, and note that you have presented audited statements of revenues and direct operating expenses for each set of acquired producing properties.  Please address the following points:

- We note that Davis was the seller and Hexagon Investments, LLC was the financer of the cash portions in each of the three acquisitions.  Please clarify whether these acquisitions were negotiated together or dependent on one another, describing the negotiation process and requirements to purchase these properties.

- As it appears that you were a shell company prior to your acquisitions of these properties in 2010, it appears that the Wilke Field properties acquired in January 2010, or all three acquisitions if negotiated together, represent your  predecessor operations, as defined in Rule 405 of Regulation C.  In this case, you would need to present full historical financial statements and related MD&A for your predecessor for all periods presented to comply with Rule 3-02 of Regulation S-X.

- Quantify the significance of the three acquisitions, individually and combined, to the results of operations and financial position associated with all oil and gas operations of Davis at the time of sale, and to the entity as a whole. Describe the extent to which Davis operates in other industries apart from oil and gas.

- If your acquisitions represent a significant portion of Davis, you may need to include consolidated financial statements for this entity in your filing, along with pro forma adjustments eliminating the portion retained by Davis.

Undertakings, page II-8

24.    Please revise to ensure that you provide the complete and precise text of all the undertakings that Item 512 of Regulation S-K requires you to include.  For example, you have not provided all the required text from Item 512(a)(1) of Regulation S-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Craig Arakawa at (202) 551-3650 or Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Parker Morrill at (202) 551-3696 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 or me at (202) 551-3745 with any other questions.

Sincerely,


H. Roger Schwall
Assistant Director


cc:    Jeffrey M. Knetsch